May 22, 2026

Wesley R. Edens
Chief Executive Officer
New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, NY 10011

        Re: New Fortress Energy Inc.
            Preliminary Proxy on Schedule 14A
            Filed May 8, 2026
            File No. 001-38790
Dear Wesley R. Edens:
       We have reviewed your filing and have the following comment.
       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.
       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal No. 3 The Charter Amendment Proposal, page 72
1. We note that your Charter Amendment Proposal contains Proposals 3A through 3G, and
       Proposal 3H that is "conditioned upon the receipt of the requisite vote on Proposals 3A through 3G," to approve the proposed Amended Certificate of Incorporation, which includes the approval of all other changes in the Amended Certificate of Incorporation in connection with replacing the Certificate of Incorporation with the proposed Amended
       Certificate of Incorporation. However, we note that your form of proxy filed includes
       Proposal 3 as one proposal for shareholders to vote upon. Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding the changes in Proposals 3A through 3G. Please also clarify on the form of proxy if any proposal is conditioned on the approval of any other matter.
       Please refer to Rule 14a-4(a)(3) of Regulation 14A and Questions 101.02 and 101.03 to
       Exchange Act Rule 14a-4(a)(3) Questions and Answers of General Applicability
       (Unbundling under Rule 14a-4(a)(3) Generally), available on our website. May 22, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Joshua Shainess